

SECURITIES A[illegible] ON
Wa[illegible]

ANNUA[illegible]
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-44916~~ 8-43515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

International Strategy & Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 30th Fl
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 5 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen V. Killorin, III — (212) 446-9410
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen V. Killorin, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Strategy & Investment Group, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

BARBARA M. O'BRIEN
Notary Public, State of New York
No. 01OB6058010
Qualified in Nassau County
Term Expires 4/30/07

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



International Strategy & Investment Group Inc.



Statement of Financial Condition

March 31, 2005

International Strategy & Investment Group Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors and Stockholders of
International Strategy & Investment Group Inc.
New York, New York

We have audited the accompanying statement of financial condition of International Strategy & Investment Group Inc. as of March 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of International Strategy & Investment Group Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

May 6, 2005

International Strategy & Investment Group Inc.

Statement of Financial Condition

March 31, 2005

Assets	
Cash and cash equivalents	**$ 12,632,703**
United States Treasury notes, at market value	**199,890**
Due from clearing and other brokers (Note 1)	**3,888,646**
Property and equipment, net (Note 2)	**429,838**
Due from affiliate (Note 3)	**167,185**
Other assets	**205,623**
	$ 17,523,885

Liabilities and Stockholders' Equity	
Liabilities:	
Accrued employee compensation	**$ 13,002,084**
Deferred income	**1,500,988**
Commissions payable	**409,404**
Accrued expenses	**343,285**
Deferred rent	**41,586**
Accrued state and local taxes	**10,426**
Total liabilities	**15,307,773**
Liabilities subordinated to claims of general creditors (Note 7)	**550,000**
Commitments and contingencies (Notes 1, 5, 6 and 8)	
Stockholders' equity (Note 6)	**1,666,112**
	$ 17,523,885

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

International Strategy & Investment Group Inc. ("Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the NASD.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease.

Income Taxes

The Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code and New York State ("NYS") tax law. As a result, the Company is not subject to Federal or a portion of its NYS income taxes. The income or loss of the Company is reportable by each of the stockholders, as to their distributive share.

Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Deferred Rent

The Company has two long-term operating leases under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent paid.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Due from Clearing and Other Brokers

The Company has clearing agreements ("Agreements") with three brokerage firms ("Brokers") to clear securities transactions and carry customers' accounts on a fully disclosed basis. The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Agreements provide the Brokers with liens upon all cash and cash equivalents and receivables held by the Brokers. These liens secure the liabilities and obligations of the Company to the Brokers. Accordingly, the Company is subject to credit risk if these Brokers are unable to repay the balance in their accounts. Pursuant to the Agreements, the Company is required to maintain minimum regulatory net capital of at least $250,000.

At March 31, 2005, due from clearing and other brokers consisted of:

Commissions	$ 2,097,897
Syndication and subscription fees	1,101,755
Distribution fees	150,626
Other	538,368
	$ 3,888,646

One of the Company's stockholders has personally guaranteed to indemnify the Brokers up to $1,200,000 for any losses in connection with customer transactions.

2. **Property and Equipment, net**

At March 31, 2005, property and equipment, net consisted of:

	Life	Amount
Computer and equipment	3 years	$1,068,936
Leasehold improvements	Lease term	830,264
Furniture and fixtures	5 years	459,649
		2,358,849
Less accumulated depreciation and amortization		(1,929,011)
		$ 429,838

3. **Related Party Transactions**

The Company shares its offices and certain personnel, administrative and overhead expenses with International Strategy & Investment Inc. ("ISI"), a related party through common ownership. The Company earns distribution fees from certain funds managed by ISI. At March 31, 2005, the Company had a receivable of $167,185 from ISI.

4. **Employee Benefit Plan**

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

5. Commitments

(a) *Office Leases*

Minimum annual rental commitments for office space under noncancellable operating leases approximate:

Year ending March 31,	
2006	$ 1,150,000
2007	1,396,000
2008	1,398,000
2009	1,399,000
2010	1,410,000
Thereafter	3,840,000
	$10,593,000

At March 31, 2005, the Company was contingently liable for a $1,320,000 standby letter of credit in favor of the Company's landlord.

(b) *Information Services*

The Company is obligated to pay access fees for information services aggregating approximately $16,000 per month or $496,000 through October 2007.

6. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of March 31, 2005, the Company had regulatory net capital and a regulatory net capital requirement of $10,706,459 and $917,679, respectively. The Company's aggregate indebtedness to net capital ratio was 1.29 to 1.

7. Liabilities Subordinated to Claims of General Creditors

At March 31, 2005, subordinated borrowings consisted of $550,000 in subordinated notes with stockholders, bearing interest at 5.5% payable semi-annually and due on demand. None of the borrowings is available in computing net capital under the Uniform Net Capital Rule of the SEC.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors and Stockholders
International Strategy & Investment Group Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of International Strategy & Investment Group Inc. ("Company") for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's



authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

May 6, 2004